INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 30, 2017

Invictus MD Moves To TSX Venture Exchange

VANCOUVER, BC, March 30, 2017 - INVICTUS MD STRATEGIES CORP. (TSXV:IMH) ("Invictus MD" or the "Company"), Canada’s cannabis company, is pleased to announce that its common shares will be delisted from the Canadian Securities Exchange after the close of trading on March 30, 2017 and will be listed on the TSX Venture Exchange ("TSXV") commencing at the open of trading on March 31, 2017. There will be no interruption in trading and the Company's trading symbol "IMH" will remain the same.

Invictus MD’s move from the CSE to the TSXV follows a year of significant achievements. We now have 250 acres of cultivation space that stretches from Alberta to Ontario. Invictus MD’s option to now acquire 100% of Acreage Pharms Ltd. in Alberta the site of our Licensed Producer facility which has low cost of production as a result of low energy and water costs. The property is friendly to building as many square feet as required based on the significant demand. The CEO of Acreage Pharms is a serial entrepreneur and has been successful in previous ventures.

“As one of the few cannabis producing companies in North America listed on a major exchange such as the TSXV, this move will enable us to engage a wider investor audience,” said Dan Kriznic, Chairman & CEO, Invictus MD. “The TSXV is the stock exchange for many of Canada’s publicly traded Licensed Producers, and we hope that the addition of Invictus MD helps to continue to signal that the view of cannabis has changed,” added Kriznic. “This is a significant day for our Company, our sector and investors. We are strongly focused on building our shareholder value, and will continue the disciplined but agile execution of our business strategy to solidly expand our position as Canada’s Cannabis Company.”

In connection with the TSXV listing, the Company has made an undertaking to the TSXV that no foreign operations will be undertaken by Invictus or any of Invictus’ subsidiaries until the approval of the TSXV for such operations is received. Invictus will undertake to the TSXV that, for so long as any securities of Invictus are listed on the TSXV, Invictus and its subsidiaries will only conduct the business of the production, sale and distribution of medicinal marijuana in Canada pursuant to one or more licenses issued by Health Canada in accordance with applicable law, unless prior approval is obtained from the TSXV.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc. as well as the option to now acquire 100% of Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. There is no assurance that the Proposal will be completed on the terms or within the timeframe contemplated in this news release or at all. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com